THE NORTH CAROLINA CAPITAL MANAGEMENT TRUST:

Cash Portfolio Term Portfolio

Meeting of the Board of Trustees

July 27, 2006

Pursuant to prior written notice given to all Trustees, a meeting of the Board of

Trustees of The North Carolina Capital Management Trust (the “Trust”) was held on July 27,

2006 at 10:30 a.m. at the Mint Room of the Charlotte City Club, 121 W. Trade Street,

Charlotte, North Carolina.

The following Trustees were present:

Boyce Greer Thomas Hollowell James G. Martin William O. McCoy

constituting a quorum. Also present were:

Kenneth Berman, Debevoise & Plimpton LLP (“Debevoise”) Lee Carter, Capital Management of the Carolinas (“CMC”) Cindy Collins, Fidelity Investments (“Fidelity” or “FMR”) Janet Erickson, Fidelity John Farinacci, Fidelity Joseph Fleming, Dechert LLP

David A. Forman, Fidelity Bob Litterst, Fidelity Jay Rivers, CMC Kenneth Robins, Fidelity Charles Senatore, Fidelity Mike Volo, Fidelity

Mr. McCoy presided, and Mr. Forman recorded the minutes. It was noted that Ms.

Erickson and Messrs. Farinacci and Robins were participating in the meeting via conference telephone and that each could hear and be heard by all present.

The Board approved the minutes of its April 28, May 22, and June 28, 2006 meetings, and Fidelity was instructed to put them into final form for execution.

Performance Review of Cash and Term Portfolios

Mr. Litterst provided a review of the investment performance of Cash and Term

Portfolios during the year ended June 30, 2006. Mr. Litterst’s presentation, copies of which were distributed to the Trustees, and a copy of which will be filed in the Exhibit Book to the #434829 1 of 10 Fidelity Confidential Information

meeting, covered the Portfolios’ performance and composition, as well as Mr. Litterst 's outlook on the market. Mr. Litterst reviewed the presentation with the Board. A lengthy discussion ensued.

Annual Renewal of Management Contracts

     Mr. McCoy noted that the Board had received materials on June 23, 2006 in connection with the Board’s proposed renewal of the Portfolios’ management contracts and sub-advisory agreements, and that a special telephonic meeting of the Board was held on June 28, 2006 to review and discuss the materials. He noted that the Independent Trustees received FMR’s responses to the Independent Trustees’ questions on July 20, 2006, a copy of which will be filed in the Exhibit Book to the meeting. He also noted that the Independent Trustees had received a memorandum from Debevoise & Plimpton LLP summarizing the Board’s responsibilities with respect to the review of the management contracts.

     Mr. Forman provided an overview of the materials previously provided to, and discussed with, the Trustees. He stated that the Portfolios’ management fees and total expenses are substantially lower than those of competitors, the Portfolios’ investment performance is strong, and that no changes to the management contracts are proposed, as detailed in the June 22, 2006 Board materials and the minutes to the June 28, 2006 Board meeting. At the request of Mr. McCoy, Messrs. Farinacci and Forman discussed FMR’s written answers to the Independent Trustees’ written questions. A general discussion ensued.

     Mr. McCoy asked the Independent Trustees if they had any further questions. The Independent Trustees stated that there were none. The Independent Trustees determined to consider the proposal to renew the management contracts in Executive Session.

Annual Renewal of Sub-Advisory Agreements

     Mr. Forman stated that the Board had also previously received materials regarding the renewal of the Portfolios’ sub-advisory agreements between FMR and Fidelity Investments Money Management, Inc. (“FIMM”), and had discussed the materials at the June 28, 2006 meeting, as detailed in the June 22, 2006 Board materials and the minutes to the June 28, 2006 Board meeting.

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     Mr. McCoy asked the Independent Trustees if they had any further questions. The Independent Trustees stated that there were none. The Independent Trustees determined to consider the proposal to renew the sub-advisory agreements in Executive Session.

Annual Review and Renewal of Rule 12b-1 Distribution and Service Plans and Plan-Related Agreements

     Mr. Forman reviewed the information provided in the July 17, 2006 Board memorandum regarding the annual review and renewal of each Portfolio’s Rule 12b-1 Distribution and Service Plan and Plan-related Agreements. He stated that copies of each Plan and Agreement are included as Attachments to the Board memorandum, and that no changes to the Plans or Agreements are proposed.

     Mr. Forman stated that pursuant to Rule 12b-1, the Trustees must annually approve each Portfolio’s Distribution and Service Plan and any related Agreement. He stated that in order to approve the continuation of each Plan, the Trustees must, after considering all relevant factors, find that there is a reasonable likelihood that the Plan will benefit each Portfolio and its shareholders. He stated that the SEC has suggested nine factors that trustees should consider in making such a determination, noting that these factors are included as Attachment I to the Board memorandum.

     Mr. Forman stated that pursuant to each Portfolio’s Plan, FMR pays a monthly distribution and service fee to Fidelity Distributors Corporation (“FDC”) from the management fees FMR receives from each Portfolio. He stated that under Distribution and Service Agent Agreements between FDC and CMC, FDC pays its entire fee to CMC. He reviewed the fee schedule pursuant to which distribution and service fees are paid by FMR to FDC, and, in turn to, CMC.

     Mr. Forman stated that FMR believes the fees paid to CMC are reasonable and competitive given the services CMC performs and the expenses it assumes, and that an asset-based fee is an appropriate method of compensating CMC. He stated that CMC’s presence in North Carolina provides the local identity, promotional effort, educational and training activities, communication and service that FMR considers necessary. In response to a request from Mr. Hollowell, Mr. Forman stated that FMR would consider what data could be

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gathered to further support and quantify FMR’s belief that the fee CMC receives for its services are reasonable.

     The Board reviewed the operation and results of, and amounts paid under, the Portfolios’ Distribution and Service Plans and related Agreements, as detailed in Attachment II. A general discussion ensued, after which the Independent Trustees determined to consider the proposal to renew the Distribution and Service Plans and related Agreements in Executive Session.

Rule 12b-1 Quarterly Distribution Report and Marketing Review

     Mr. Carter stated that the net assets of Cash Portfolio were down 13.3% to $3,823 million and Term Portfolio up 0.5% to $56 million, over the three-month period ended May 31, 2006. He stated that the reduction in Cash Portfolio’s assets was due primarily to “seasonality,” where few tax proceeds are collected during this three-month period, and the rising interest rate environment. He stated that banks have offered higher rates to capture deposits, and have aggressively pursued larger bond issues and are very active in the 90- to 180-day maturity range, leading to withdrawals in Cash Portfolio.

     Mr. Carter stated that at the end of the period, Cash Portfolio had 638 participants holding 1,824 accounts (an increase of 10 participants and decrease of one account), and Term Portfolio remained stable at 32 participants with 38 accounts.

Review of Minimal Credit Risk and Comparable Quality Determinations Under Rule 2a-7

     Mr. Forman reviewed FMR’s report that states that FIMM, Fidelity International Investment Advisors, and Fidelity International Investment Advisors (U.K.) Limited, operating pursuant to delegated authority, make the required determinations of minimal credit risk and comparable quality for securities purchased by Cash Portfolio. He stated that as of June 30, 2006, Cash Portfolio had no exposure to unrated issuers, and that the securities held by the Portfolio have been determined to present minimal credit risk.

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Quarterly Review of Amortized Cost Monitor

Mr. Forman reviewed the amortized cost monitor and reported that all valuations were within the established limits previously approved by the Board.

Quarterly Review of Portfolio Holdings

The Board reviewed the portfolio holdings of Cash Portfolio and Term Portfolio as of

June 30, 2006.

Annual Review and Approval of Rule 2a-7 Procedures

     Mr. Forman stated that FMR proposes to renew, without modification, the procedures used by Cash Portfolio to stabilize the Portfolio’s NAV at $1.00. He stated that Rule 2a-7 permits money market funds to use the amortized cost method of valuation, rather than market values of portfolio securities, to calculate a fund’s NAV provided certain requirements are satisfied. He stated that the Board has adopted detailed procedures covering this and other aspects of money market fund management. He stated that the procedures have worked well and that no corrective action has been required by the Board in order to stabilize Cash Portfolio’s NAV.

After a general discussion, upon motion duly made and seconded, it was unanimously

VOTED: That the amortized cost method of valuation of the current price per share of Cash Portfolio continues to fairly reflect the market-based net asset value per share of the Portfolio.

FURTHER

VOTED: That the procedures to stabilize the Portfolio’s net asset value per share, substantially in the form detailed in the July 17, 2006 Board memorandum, are reasonably designed, taking into account current market conditions and the Portfolio’s investment objectives, to stabilize the Portfolio’s net asset value per share, as computed for the purpose of distribution, redemption and repurchase, at a single value; and that they be, and hereby are, approved.

Annual Review and Approval of Joint Trading Accounts Procedures

     Mr. Forman reviewed the proposal to renew, without modification, the procedures used by Cash and Term Portfolios to commingle uninvested cash balances each trading day. He stated that each Portfolio is permitted by an SEC exemptive order to use a joint trading account to purchase repurchase agreements. He stated that this allows each Portfolio to commingle its uninvested cash balances in one or more sub-accounts. He stated that the #434829 5 of 10 Fidelity Confidential Information use of this facility results in lower transaction costs for the Portfolios, and provides them with greater flexibility for investing cash later in the trading day.

After a general discussion, upon motion duly made and seconded, it was unanimously

VOTED: That, upon review of the procedures governing the Trust’s use of a joint trading account or accounts for repurchase transactions in accordance with an exemptive order granted by the Securities and Exchange Commission on November 27, 1981, as amended, the Board finds that such procedures continue to be appropriate and hereby are approved.

Annual Renewal of Insurance Programs

     Mr. Forman reviewed the proposed annual renewals of the Trust’s fidelity bond and professional liability/management liability insurance programs. He stated that the fidelity bond insurance program covers the Trust for loss through larceny or embezzlement, and is required pursuant to Rule 17g-1 of the 1940 Act. He stated that $2,500,000 in coverage is required based on the Trust’s gross assets, and that FMR recommends that the total coverage of $2,500,000 be continued through Chubb. He stated that the annual premium for the July 1, 2006 to July 1, 2007 coverage period is $23,290, unchanged from the prior year, and was paid by FMR pursuant to its all-inclusive management contract.

     Mr. Forman stated that the Trust's professional liability/management liability insurance coverage provides for payment of losses that the Trust, Trustees, directors and officers become legally obligated to pay by reason of any negligent breach of duty, error, misstatement, misleading statement, omission or other negligent breach of duty, committed in the rendering of, or failure to render, professional services in the operation of the Trust. He stated that the current program, underwritten by Chubb, provides a $10,000,000 limit of liability. He reviewed the deductibles under the program. He stated that the professional liability/management liability insurance program was renewed with Chubb on July 1, 2006 for the coverage period through July 1, 2007, at an annual premium of $93,266, which is unchanged from last year and paid by FMR. He stated that FMR requests ratification of the renewal of the fidelity bond and professional liability/management liability insurance programs.

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After a general discussion, upon motion duly made and seconded, and by the vote of the full Board, including a majority of those Trustees who are not “interested persons” of the

Trust as defined in the Investment Company Act of 1940, as amended, it was unanimously

VOTED:

That the terms and cost of the Trust’s bond coverage for the period July 1, 2006 through July 1, 2007, as detailed in the July 17, 2006 Board memorandum, be, and it hereby is, approved, after being determined to be reasonable in form and amount, taking into consideration all relevant factors, including, among others, the value of the aggregate assets of the Trust to which any covered person may have access, the arrangements for the custody and safekeeping of such assets, the nature of the securities in the Portfolios of the Trust, and the number of covered parties and the nature of their business activities; and that the officers of the Trust be, and they hereby are, authorized to take all appropriate steps to place said bond coverage, subject to review of the form by counsel to the Trust and counsel to the Independent Trustees.

FURTHER VOTED:	That the portion of the total premium to be paid by the Trust for the Portfolio’s bond coverage be, and it hereby is, approved.

FURTHER VOTED:

That Thomas Wronski and any additional party the Trust’s Treasurer should designate be, and they hereby are, designated as the individuals responsible for making all necessary filings and giving notices with respect to said bond required by Paragraph (g) of Rule 17(g)-1 under the Investment Company Act of 1940.

FURTHER VOTED:

That the terms and cost of the Trust’s professional liability/management liability insurance program for the period July 1, 2006 through July 1, 2007, as detailed in the July 17, 2006 Board memorandum, be, and it hereby is, approved, after being determined to be reasonable in form and amount, taking into consideration all relevant factors, including, among others, the value of the aggregate assets of the Trust to which any covered person may have access, the arrangements for the custody and safekeeping of such assets, the nature of the securities in the Portfolios of the Trust, and the number of parties named as insureds and the nature of their business activities; and that the officers of the Trust be, and they hereby are, authorized to take all appropriate steps to place said policies established under the insurance program, subject to review of the form of policy by counsel to the Trust and counsel to the Independent Trustees.

FURTHER VOTED:	That the portion of the total premium to be paid by the Trust for the Portfolios’ professional liability/management liability insurance program be, and it hereby is, approved.

FURTHER VOTED:

That Thomas Wronski and any additional party the Trust’s Treasurer should designate be, and they hereby are, authorized and directed to execute and deliver such documents and to take such actions in the name of the Trust, or on its behalf, as they may determine to be necessary or desirable in connection with the furtherance of the foregoing resolutions.

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Approval of Revisions to Trade Allocation Policy

     Mr. Forman stated that FMR has one fixed-income trade allocation policy for all of the funds that it manages. He stated that the policy is designed to achieve fairness among all funds and accounts (collectively referred to as “funds”) when buy or sell orders for a particular security exceed the available supply or demand. He stated that the current policy generally allocates purchases based on fund net assets, and allocates sales based on fund total position in the security being sold. He stated that FMR proposes that the policy be revised to simplify and clarify certain provisions and eliminate others that are not used, as detailed in the July 17, 2006 Board memorandum. He stated that FMR believes that the proposed modifications will continue to help achieve fairness among the funds.

After further discussion, upon motion duly made and seconded, by vote of the Board,

it was unanimously

VOTED: That the revisions to the fixed-income trade allocation policy applicable to all Fidelity funds, as described in the Board memorandum dated July 17, 2006, be, and they hereby are, approved.

Executive Session

     The Independent Trustees met in Executive Session with fund counsel and counsel to the Independent Trustees. Mr. Berman recorded the minutes. The Independent Trustees discussed the proposals to the renew the management contracts, subadvisory contracts and Rule 12b-1 Distribution and Service Plans and plan-related agreements. The Independent Trustees determined to recommend that such contracts, agreements and Plans be renewed.

The Independent Trustees also discussed the proposed annual Board self-evaluation and reviewed a draft questionnaire prepared by Mr. Berman.

After the Executive Session, Mr. Greer and representatives of FMR and CMC rejoined the meeting.

     A brief discussion ensued, and upon motion duly made and seconded, by vote of the full Board, including a majority of those Trustees who are not “interested persons” of the Trust, as defined in the Investment Company Act of 1940, as amended, cast in person, it was unanimously #434829 8 of 10 Fidelity Confidential Information

VOTED:

That PricewaterhouseCoopers LLP (“PwC”) be, and it hereby is, selected as independent public accountant, pursuant to and subject to the provisions of Section 32(a) of the Investment Company Act of 1940, to certify every financial statement of the Trust required by any law or regulation to be certified by any independent public accountant and filed with the Securities and Exchange Commission, with respect to all or any part of the Trust’s fiscal year.

FURTHER VOTED:

That said employment of PwC be, and it hereby is, conditioned upon the right of the Trust, by vote of a majority of outstanding voting securities at any meeting called for the purpose, to terminate said employment forthwith without any penalty.

Upon motion duly made and seconded, by vote of the full Board, including a majority of those Trustees who are not “interested persons” of the Trust, as defined in the

Investment Company Act of 1940, as amended, cast in person, at a meeting called for such purpose, it was unanimously

VOTED:

That, in accordance with the terms of the Management Contracts between Fidelity Management & Research Company (“FMR”) and the Trust, on behalf of Cash Portfolio and Term Portfolio, respectively, said Contracts be, and each hereby is, confirmed and re-approved, without modification, to continue for the maximum period permitted under the Investment Company Act of 1940, as the same may be amended from time to time, unless terminated or amended according to its terms.

FURTHER VOTED:

That, in accordance with the terms of the Sub-Advisory Agreements between FMR and Fidelity Investments Money Management, Inc., on behalf of Cash Portfolio and Term Portfolio, respectively, said Agreements be, and each hereby is, confirmed and re-approved, without modification, to continue for the maximum period permitted under the Investment Company Act of 1940, as the same may be amended from time to time, unless terminated or amended according to its terms.

Upon motion duly made and seconded, and by vote of the full Board, including a majority of those Trustees who are not “interested persons” of the Trust, as defined in the Investment Company Act of 1940, as amended, and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan, cast in person, at a meeting called for such purpose, it was unanimously

VOTED:	That the continuation of the existing Plans of The North Carolina Capital
Management Trust: Cash Portfolio and Term Portfolio, pursuant to Rule 12b-1 under the Investment Company Act of 1940 through July 31, 2007, and the agreements related thereto presented at this meeting, be, and they hereby are, approved by the Board, after consideration, among others, of the following factors: the purposes for which the Trust was organized and the Plans were adopted, the degree to which the Plans have addressed the circumstances that led to the organization of the Trust and adoption of the Plans, the information
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provided to the Board at this and prior meetings, the level of payments provided for under the Plans, and the benefits afforded by the Plans to each Portfolio and its shareholders.

FURTHER VOTED:

That the Board hereby determines, in the exercise of its fiduciary duties, that there is a reasonable likelihood that continuation of the Plans will benefit Cash Portfolio and Term Portfolio and their shareholders.

Mr. McCoy then reported on the approach that the Independent Trustees suggested be taken with respect to the Board annual self-evaluation.

There being no further business to come before the Board, upon motion duly made and seconded, the Board unanimously

VOTED:

To adjourn.

ADJOURNED. A TRUE RECORD.

Attest:

David A. Forman Assistant Secretary

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